Exhibit 99.1

Secoo Announces Changes to Board Composition

BEIJING, April 19, 2022 (GLOBE NEWSWIRE) -- Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), Asia’s leading online integrated upscale products and services platform, today announced that its Board of Directors (the “Board”) has approved the appointment of Mr. Shun Lam Tang as a director to the Board and the resignation of Dr. Jun Wang from the Board, both effective April 19, 2022.

“We’re pleased and honored to welcome Mr. Tang to our Board,” said Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo. “His depth of international corporate experience spanning over three decades in various industries, including high-tech and consumer sectors will be a valuable addition to our Board and our business operations. We look forward to working with him as we further grow our business and maximize value for all Secoo stakeholders. On behalf of the Board, I would also thank Dr. Wang for his contributions to Secoo during his tenure and wish him the best in his future endeavors.”

Mr. Shun Lam Tang has served as an independent director of Missfresh Limited since August 2021, as well as an independent director of 58 Freight since October 2021. Mr. Tang has served as a consultant to Warburg Pincus China since January 2007 and the Chairman of CAGR Gas Holdings Limited. He served as an independent director and the chairman of audit committee at Uxin Limited from June 2019 to July 2021. Prior to that, he served as a member of the board of directors of Vital Mobile Holdings Limited from 2015 to 2019. From 2010 to 2015, Mr. Tang served at RDA Microelectronics Limited first as a senior vice president of operations and subsequently as a director and executive chairman. Mr. Tang has been appointed as an independent non-executive director of Greenheart Group Limited since July 2015. From 2008 to 2010, Mr. Tang served as the chief executive officer of Coolsand Technology. He also served as the non-executive chairman of China Eco-Farming Limited from 2008 to 2009, and an independent non-executive director of Asia Coal Limited from 2003 to 2005. Mr. Tang was the President, Asia Pacific of Viasystems Group, Inc. from 1999 to 2007. Previously, Mr. Tang also worked for Honeywell, National Semiconductors and Amphenol. Mr. Tang received his bachelor’s degree in electrical and electronic engineering from Nottingham University and an MBA degree from Bradford University in UK. He is a Fellow of Hong Kong Institute of Directors from 2013.

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com